STOCK PURCHASE AGREEMENT

                             BY AND AMONG

                       MORRISON RESTAURANTS INC.

                                  AND

              THE STOCKHOLDERS OF TIAS, INC. NAMED HEREIN

                           JANUARY 16, 1995

                      TABLE OF CONTENTS

                                                       Page

STOCK PURCHASE AGREEMENT. . . . . . . . . . . . . . . .   1

1.  CERTAIN DEFINITIONS . . . . . . . . . . . . . . . .   1

2.  PURCHASE AND SALE OF SHARES . . . . . . . . . . . .   5
      2.1  Agreement to Sell. . . . . . . . . . . . . .   5
      2.2  Agreement to Purchase. . . . . . . . . . . .   5
      2.3  Purchase Price . . . . . . . . . . . . . . .   5
      2.4  Exchange of and Payment for Shares . . . . .   5
      2.5  Fractional Shares. . . . . . . . . . . . . .   5
      2.6  Closing. . . . . . . . . . . . . . . . . . .   5

3.  REPRESENTATIONS AND WARRANTIES OF THE
      STOCKHOLDERS. . . . . . . . . . . . . . . . . . .   6
      3.1  Organization; Power; Qualification . . . . .   6
      3.2  Authorization; Enforceability. . . . . . . .   6
      3.3  Subsidiaries . . . . . . . . . . . . . . . .   6
      3.4  Transactions with Affiliates . . . . . . . .   6
      3.5  Capital Stock and Related Matters. . . . . .   7
      3.6  Title to Shares. . . . . . . . . . . . . . .   7
      3.7  No Third Party Options . . . . . . . . . . .   7
      3.8  Compliance with Laws and Validity
           of Contemplated Transactions . . . . . . . .   7
      3.9  Contracts. . . . . . . . . . . . . . . . . .   8
      3.10 Necessary Authorizations . . . . . . . . . .   9
      3.11 Intellectual Property Matters. . . . . . . .   9
      3.12 Taxes. . . . . . . . . . . . . . . . . . . .  10
      3.13 Financial Statements . . . . . . . . . . . .  10
      3.14 No Adverse Change. . . . . . . . . . . . . .  10
      3.15 Liabilities, Litigation, etc.. . . . . . . .  10
      3.16 ERISA. . . . . . . . . . . . . . . . . . . .  10
      3.17 Labor Matters. . . . . . . . . . . . . . . .  11
      3.18 Environmental Matters. . . . . . . . . . . .  12
      3.19 OSHA . . . . . . . . . . . . . . . . . . . .  13
      3.20 Real Property. . . . . . . . . . . . . . . .  13
      3.21 Personal Property. . . . . . . . . . . . . .  14
      3.22 Insurance. . . . . . . . . . . . . . . . . .  14
      3.23 Completeness of Disclosure . . . . . . . . .  15

4.  REPRESENTATIONS AND WARRANTIES OF MORRISON  . . . .  15
      4.1  Corporate Existence. . . . . . . . . . . . .  15
      4.2  Authorization; Enforceability. . . . . . . .  15
      4.3  Compliance with Laws and Validity of
           Contemplated Transactions. . . . . . . . . .  15
      4.4  Investment Representation. . . . . . . . . .  15
      4.5  Capital Stock and Related Matters. . . . . .  16
      4.6  Transaction Stock. . . . . . . . . . . . . .  16
      4.7  No Adverse Change. . . . . . . . . . . . . .  16
      4.8  SEC Filings. . . . . . . . . . . . . . . . .  16
      4.9  Financial Statements . . . . . . . . . . . .  16
      4.10 Liabilities; Litigation. . . . . . . . . . .  16

5.  COVENANTS . . . . . . . . . . . . . . . . . . . . .  17
      5.1  [Intentionally omitted]. . . . . . . . . . .  17
      5.2  No Solicitation. . . . . . . . . . . . . . .  17
      5.3  Access to Information. . . . . . . . . . . .  17
      5.4  Best Efforts . . . . . . . . . . . . . . . .  17
      5.5  Excluded Assets and Excluded Liabilities . .  18
      5.6  Company Options. . . . . . . . . . . . . . .  18
      5.7  Tias Beverage Company. . . . . . . . . . . .  18
      5.8  Disclosure . . . . . . . . . . . . . . . . .  18
      5.9  Notification of Certain Matters. . . . . . .  18
      5.10 No Change. . . . . . . . . . . . . . . . . .  18
      5.11 Company Employees. . . . . . . . . . . . . .  18
      5.12 Real Property Leases to be Renegotiated. . .  19
      5.13 NYSE Listing . . . . . . . . . . . . . . . .  19
      5.14 Indemnification and Severance Rights . . . .  19

6.  CONDITIONS TO CONSUMMATION OF THE TRANSACTION . . .  19
      6.1  Conditions to Obligations of Morrison. . . .  19
      6.2  Conditions to Obligations of the Stockholders 21

7. CLOSING RELATED OBLIGATIONS. . . . . . . . . . . . .  23
      7.1  Certain Rights and Limitations
           Regarding Transaction Stock. . . . . . . . .  23
           (a)  Registration of Transaction Stock.. . .  23
           (b)  Furnishing Information. . . . . . . . .  23
           (c)  Prospectus Requirements . . . . . . . .  23
           (d)  Registration Rights, Etc. . . . . . . .  23
           (e)  Indemnification . . . . . . . . . . . .  25
           (f)  Fees and Expenses of Registration . . .  26
      7.2  Release of Stockholders from Obligations
           Under the Loan Agreement . . . . . . . . . .  26

8.  INDEMNIFICATION . . . . . . . . . . . . . . . . . .  26
      8.1  Definitions. . . . . . . . . . . . . . . . .  26
      8.2  Indemnification of Morrison by Stockholders.  26
      8.3  Indemnification of the Stockholders
           by Morrison. . . . . . . . . . . . . . . . .  27
      8.4  Method of Asserting Claims, Etc. . . . . . .  27
      8.5  Limitations of Liability . . . . . . . . . .  29
      8.6  Payment. . . . . . . . . . . . . . . . . . .  29
      8.7  Arbitration. . . . . . . . . . . . . . . . .  29

9.  COVENANT NOT TO COMPETE . . . . . . . . . . . . . .  30
      9.1  Definitions. . . . . . . . . . . . . . . . .  30
      9.2  Agreement Not to Compete . . . . . . . . . .  30
      9.3  Agreement Not to Solicit Employees . . . . .  30
      9.4  Confidentiality. . . . . . . . . . . . . . .  30
      9.5  Remedies . . . . . . . . . . . . . . . . . .  31

10.  TERMINATION; AMENDMENTS; WAIVER. . . . . . . . . .  31
      10.1 Termination. . . . . . . . . . . . . . . . .  31
      10.2 Effect of Termination. . . . . . . . . . . .  32
      10.3 Amendment. . . . . . . . . . . . . . . . . .  32
      10.4 Extension; Waiver. . . . . . . . . . . . . .  32

11.  MISCELLANEOUS. . . . . . . . . . . . . . . . . . .  32
      11.1 Entire Agreement; Assignment . . . . . . . .  32
      11.2 Remedies . . . . . . . . . . . . . . . . . .  32
      11.3 Validity . . . . . . . . . . . . . . . . . .  32
      11.4 Notices. . . . . . . . . . . . . . . . . . .  33
      11.5 Governing Law. . . . . . . . . . . . . . . .  33
      11.6 Descriptive Headings . . . . . . . . . . . .  34
      11.7 Counterparts . . . . . . . . . . . . . . . .  34
      11.8 Expenses . . . . . . . . . . . . . . . . . .  34
      11.9 Parties in Interest. . . . . . . . . . . . .  34
      11.10Effective Time . . . . . . . . . . . . . . .  34




                          EXHIBITS

EXHIBIT A       STOCKHOLDERS
EXHIBIT B       STOCK TRANSFER AGREEMENT
EXHIBIT C       OPINION OF STOCKHOLDERS' COUNSEL
EXHIBIT D       FORM OF NON-COMPETITION AGREEMENT
EXHIBIT E       OPINION OF POWELL, GOLDSTEIN, FRAZER &
                MURPHY




                          SCHEDULES

1.24            NECESSARY CONSENTS
3.5             CAPITAL STOCK AND RELATED MATTERS
3.9             CONTRACTS
3.11            INTELLECTUAL PROPERTY
3.13            FINANCIAL STATEMENTS
3.15            LIABILITIES
3.16            ERISA
3.18            ENVIRONMENTAL MATTERS
3.20(a)         OWNED REAL PROPERTY
3.20(b)         LEASED REAL PROPERTY
3.21(a)         PERSONAL PROPERTY
3.21(b)         LEASED EQUIPMENT, FURNITURE, AND FIXTURES
5.5             COMPUTER/VIDEO EQUIPMENT
5.12            REAL ESTATE LEASES TO BE RENEGOTIATED
6.2(h)                DIVIDENDS AND SHAREHOLDER LOANS

                                                     EXECUTION COPY

                      STOCK PURCHASE AGREEMENT


     This Stock Purchase Agreement (this "Agreement") is entered into as of January 16, 1995 by and among Morrison Restaurants Inc., a Delaware corporation ("Morrison"), and those holders of the issued and outstanding shares of stock of Tias, Inc., a Texas corporation (the "Company"), whose names are listed on Exhibit A attached hereto and made a part hereof (such stockholders being referred to herein individually as a "Stockholder" and collectively as the "Stockholders") and, together with the Stock Transfer Agreements described in Section 6.1(e) of this Agreement, provides for the purchase by Morrison of all outstanding shares of stock of the Company (the "Transaction").


     Accordingly, the parties hereto, in consideration of the mutual representations, warranties and covenants contained herein, agree as follows:


                       1.  CERTAIN DEFINITIONS

     As used in this Agreement, the following terms shall have the respective meanings set forth below:

     1.1 "Business" means the Tex-Mex-style restaurant business operated under the trade name "Tia's" conducted by the Company.

     1.2 "Closing" means the closing of the Transaction described in this Agreement as provided in Section 2.6.

     1.3 "Code" means the Internal Revenue Code of 1986, as amended.

     1.4   "Commission" means the Securities and Exchange
Commission, or any other Federal agency at the time administering the Securities Act.

     1.5 "Company Option" means the outstanding options or warrants to purchase Shares from the Company as set forth on
Schedule 3.5. Company Option shall not include any options held by Morrison or any conversion rights under the terms of the Series A Preferred Stock of the Company.

     1.6 "Company's knowledge" means the knowledge of Larry Lavine or Frank Sbordone only.

     1.7 "Confidential Information" means all information of any kind concerning the Company, except information (i) ascertainable or obtained from public or published information, (ii) received from a third party not known to Morrison to be under an obligation to the Company to keep such information confidential,
(iii) that is or becomes known to the public (other than through a breach of this Agreement or any other agreement under which Morrison has a confidentiality obligation with respect to information of the Company), (iv) that was in Morrison's possession before disclosure thereof to it in connection with this Agreement or any other agreement under which Morrison has a confidentiality obligation with respect to information of the Company, or (v) that was independently developed by Morrison.

     1.8 "Contract" or "Contracts" means one or more than one, respectively, of the contracts, leases, licenses, warranties, commitments, agreements, arrangements, credit guaranties, and purchase and sale orders, whether oral or written, pursuant to which the Company enjoys any right or benefit, together with the right to receive income in respect of such contracts.

     1.9 "Environmental Laws" means any and all federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees or requirements of any governmental authority regulating, relating to or imposing liability or standards of conduct concerning environmental protection matters, including, without limitation, Hazardous Materials, as now or may at any time hereinafter be in effect.

     1.10 "Equipment" means all machinery, apparatus, equipment, fittings and motor vehicles owned by the Company or in which the Company has an interest, whether now owned or hereinafter acquired by the Company and wherever located, and all parts, accessories and special tools and all increases and accessories thereto and substitutions and replacements therefor.

     1.11  "ERISA" means the Employee Retirement Income Security
Act of 1974, as amended.

     1.12 "ERISA Affiliate" means any person whose employees, together with the employees of the Company, are (or in the past have been) deemed as being employed by a single employer for purposes of Section 414 of the Code.

     1.13 "Furniture and Fixtures" means all furniture, fixtures and leasehold improvements, wherever located, owned by the Company or in which the Company has an interest.

     1.14 "Financial Statements" means the audited financial statements of the Company for the year ended January 2, 1994 and the unaudited financial statements of the Company for the period ended December 4, 1994, all of which are attached hereto as
Schedule 3.13.

     1.15 "GAAP" means the common set of accounting concepts, standards and procedures established by the accounting profession through the American Institute of Certified Public Accountants used as a general guide when recording transactions.

     1.16 "Hazardous Materials" means any hazardous materials, hazardous wastes, hazardous constituents, hazardous or toxic substances and petroleum products (including crude oil or any fraction thereof) defined or regulated as such in any Environmental Law.

     1.17  "Holder" means each holder of Shares or Company
Options, excluding the Stockholders.

     1.18 "Intellectual Property" means and includes all patents, designs, art work, designs-in-progress, formulations, know-how, prototypes, inventions, trademarks, trade names, trade styles, service marks, and copyrights; all registrations and applications therefor, both registered and unregistered, foreign and domestic; trade secrets or processes; computer software (including documentation and related object and, if applicable, source codes); and confidential or proprietary information that is either (i) owned by or negotiated in the name of the Company or owned by or negotiated in the name of the Company or an affiliate of the Company or (ii) as to which the Company, or any affiliate of the Company, has rights as licensee.

     1.19 "Knowledge" or "best knowledge" of a party that is an entity means the knowledge of (i) if the party is a corporation, the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other executive officers of such party, or
(ii) if the party is a partnership, the managing general partner of such partnership.

     1.20 "Loan Agreement" means that certain Loan Agreement, dated November 19, 1993, by and between Morrison and the Company.

     1.21 "Material" means any event, change or effect related to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of the Business which would be material to the Business.

     1.22 "Material Adverse Effect" means having a material adverse effect on the business or financial condition of the Company and its subsidiary or Morrison and its subsidiaries, taken as a whole, as the case may be. For the purpose of this definition, in the case of the Company, "material" shall be determined in accordance with Section 1.21 above.

     1.23  "Morrison Common Stock" means shares of Common Stock,
$.01 par value, of Morrison.

     1.24 "Necessary Consents" means required consents of third parties required to effect the Transaction, as set forth on
Schedule 1.24 hereto.

     1.25 "Plan" means an employee benefit plan within the meaning of Section 3(3) of ERISA or any other employee benefit plan maintained for employees of the Company or any ERISA
Affiliate.

     1.26 "Pro Rata Amount" as to each Stockholder, shall mean the fraction, the numerator of which is the number of Shares held by the Stockholder and the denominator of which is the number of Shares held by all Stockholders and Holders at the Closing.

     1.27 "Properties" means parcels of real property owned, leased or operated by the Company, and "Property" shall mean any of the foregoing parcels.

     1.28 "Securities Act" means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

     1.29 "Share" means a share of Common Stock, $.01 par value per share, of the Company, or a share of Series A Preferred Stock, $.01 par value per share (the "Series A Preferred Stock"), of the Company and "Shares" means any combination of such shares.

     1.30 "Stock Price" means the per share closing price of Morrison Common Stock on the New York Stock Exchange as reported by The Wall Street Journal for the trading day prior to the Closing Date.

     1.31 "Stock Transfer Agreements" means those certain agreements, each in substantially the form attached as Exhibit B, under which Holders shall transfer Shares to Morrison in exchange for their Pro Rata Amount of the Total Consideration, at or contemporaneous with the Closing.

     1.32 "TBCA" means the Texas Business Corporation Act, as amended.

     1.33 "Total Consideration" means (i) the total number of whole shares of Morrison Common Stock determined by dividing Nine Million Dollars ($9,000,000) by the Stock Price, with an appropriate adjustment for any cash to be delivered by Morrison in lieu of fractional shares of Morrison Common Stock, or (ii) cash in the amount of $9,000,000, or (iii) any combination of the consideration described in the immediately preceding clauses (i) and (ii) having an aggregate value of $9,000,000, as determined by Morrison.

     1.34 "Transaction Stock" means the shares of Morrison Common Stock exchanged for Shares pursuant to Section 2.4 hereof and pursuant to the Stock Transfer Agreements.

     1.35 "Warehouse Lease" means that certain Lease Agreement dated December 1, 1992 between the Company and Larry Lavine for warehouse space located at 5641 Dyer Street, Dallas, Texas 75206.


                   2.  PURCHASE AND SALE OF SHARES

     2.1 Agreement to Sell. At the Closing, each Stockholder shall grant, sell, convey, assign, transfer and deliver to Morrison, upon and subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and covenants of Morrison contained herein, all of its Shares, as set forth on Exhibit A hereto and as purchased upon exercise of any Company Options held by such Stockholder, free and clear of all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever, except for restrictions imposed by applicable securities laws.

     2.2 Agreement to Purchase. At the Closing, Morrison shall purchase the Shares held by the Stockholders, upon and subject to the terms and conditions of this Agreement and in reliance on the representations, warranties and covenants of the Stockholders contained herein.

     2.3 Purchase Price. In exchange for the Shares sold to Morrison by each Stockholder, such Stockholder shall receive his or its Pro Rata Amount of the Total Consideration delivered by Morrison at the Closing. Except with respect to payment for fractional shares, each Stockholder shall receive the same proportion of Morrison Common Stock and cash aggregating its Pro Rata Amount of the Total Consideration.

     2.4 Exchange of and Payment for Shares. At the Closing, upon surrender by each Stockholder of the stock certificates representing his or its Shares, duly endorsed or accompanied by stock powers duly executed by such Stockholder, Morrison shall cause to be delivered to each Stockholder certificates representing the shares of Morrison Common Stock and cash, as applicable, constituting that Stockholder's Pro Rata Amount of the Total Consideration. Any shares of Transaction Stock delivered by Morrison as part of the Total Consideration at the Closing shall be represented by certificates registered in the name of each Stockholder receiving such shares. Any cash paid by Morrison will be delivered by wire transfer to an account designated by each Stockholder.

     2.5 Fractional Shares. Notwithstanding any other provision of this Agreement, no certificates or scrip representing fractional shares of Morrison Common Stock shall be issued upon the surrender or exchange of certificates which represent any Shares, no dividend or distribution of Morrison shall relate to any fractional share and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Morrison. In lieu of any fractional shares, at the Closing there shall be paid to each holder of Shares who otherwise would be entitled to receive a fractional share of Morrison Common Stock an amount of cash (without interest) determined by multiplying such fraction by the Stock Price.

     2.6 Closing. The closing of the Transaction (the "Closing") will be held on the date upon which the Registration Statement for the Transaction Stock is effective (as contemplated by Section 7.1 of this Agreement) or such other date which Morrison shall select (and give reasonable prior notice to the Stockholders of) in the event no Transaction Stock is delivered pursuant to Section 2.4 (the "Scheduled Closing Date"), at the offices of Powell, Goldstein, Frazer & Murphy in Atlanta, Georgia (or such other place as the parties may agree). In the event the conditions to Closing of a party set forth in Section 6 shall not be satisfied by the Scheduled Closing Date, then the Closing, at the option of the party in whose favor such conditions run, may be postponed until such conditions are satisfied, but in no event shall the Closing be held later than January 31, 1995. The "Closing Date" shall be the date on which the Closing actually occurs.


                3.  REPRESENTATIONS AND WARRANTIES OF
                          THE STOCKHOLDERS

     The Stockholders, jointly and severally, hereby represent and warrant to Morrison that as of the date hereof with respect to Sections 3.1 through 3.8, and as of the Effective Date with respect to Sections 3.9 through 3.23:

     3.1 Organization; Power; Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the state of Texas, has the corporate power and authority to own or lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing and authorized to do business as a foreign corporation in each jurisdiction in which the character of its properties or the nature of its business requires such qualification and authorization, except where the failure to be so qualified would not have a Material Adverse Effect on the Company.

     3.2 Authorization; Enforceability. Each Stockholder has the individual capacity, or, if such Stockholder is a partnership, has the partnership power and has taken all necessary partnership action to authorize it, to execute, deliver, and perform its obligations under this Agreement and to consummate the Transaction as to such Stockholder. This Agreement has been duly executed and delivered by each Stockholder, and is a legal, valid, and binding obligation of each Stockholder, enforceable against such Stockholder in accordance with its terms, except as may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally and by the effect of general principles of equity, whether applied by a court of law or equity.

     3.3 Subsidiaries. The Company has no subsidiaries other than Tias Beverage Company, a Texas corporation ("Tias
Beverage"), forty percent (40%) of the outstanding common stock of which is owned by the Company and the balance of which is owned by Larry Lavine.

     3.4 Transactions with Affiliates. Except for the Warehouse Lease and as set forth in Section 3.3 hereof and on Schedule 3.5 or Schedule 3.9 hereto, no shareholder, officer or employee of the Company, or any member of his or her immediate family or any other of its, his or her affiliates, owns or has a 5% or more ownership interest in any corporation or other entity (other than Morrison) that is or was during 1993 and 1994 a party to, or in any property which is or was during 1993 and 1994 the subject of, any Material contract, agreement or understanding, business arrangement or relationship with the Company.

     3.5 Capital Stock and Related Matters. The authorized capital stock of the Company consists of Nine Million Six Hundred Thousand Six Hundred (9,600,600) shares of Common Stock, $0.01 par value per share, of which Two Million Seven Hundred Forty Five Thousand (2,745,000) shares are currently issued and outstanding and are fully paid and non-assessable, and Five Million Six Hundred Thousand and Six Hundred (5,600,600) shares of Series A Preferred Stock, $0.01 par value per share, of which Two Million (2,000,000) shares are currently issued and outstanding and are fully paid and non-assessable. All of such issued and outstanding shares are owned or held of record as of the date hereof as shown on Schedule 3.5 attached hereto, and are not subject to any liens or other rights except as set forth on
Schedule 3.5. As of the date hereof, there are no options, warrants, purchase agreements, put agreements, call agreements or any other agreements to which the Company is a party which relate to or affect the purchase or sale of the capital stock of the Company except for any options held by Morrison or the Company Options as set forth on Schedule 3.5.

     3.6 Title to Shares. The Holders and the Stockholders own the Shares and Company Options as set forth on Schedule 3.5. At the Closing the Stockholders and the Holders will have good title to the Shares, free and clear of any encumbrances or restrictions on transfer, except for the restrictions imposed by those certain Shareholder Option Agreement, Stock Pledge and Security Agreements and the Voting Agreement each dated November 19, 1993, with or in favor of Morrison (collectively, the "Morrison Option Agreements") and restrictions imposed by applicable securities laws. The Shares constitute all of the shares of outstanding stock of the Company, and the Company Options constitute all outstanding options to purchase shares of stock of the Company other than any options held by Morrison or any conversion rights under the terms of the Series A Preferred Stock of the Company. At the Closing, the Stockholders will have full right, power and authority to sell, transfer and deliver their Shares, and upon delivery of the certificates therefor as contemplated in this Agreement, the Stockholders will transfer all record and beneficial ownership of the Stockholders in their Shares, including all voting and other rights to such Shares, free and clear of all encumbrances, except for the restrictions imposed by the Morrison Option Agreements and restrictions imposed by applicable securities laws.

     3.8 No Third Party Options. There are no existing agreements, options, commitments or rights with, of or to any person to acquire any of the Company's assets, properties or rights, or any interest therein, except (a) Company Options which shall be exercised on or before the Closing or shall expire or be terminated without expense to the Company, (b) as set forth in
Schedule 3.5 hereto, (c) this Agreement, and (d) as set forth in
Section 5.5 of this Agreement.

     3.8 Compliance with Laws and Validity of Contemplated Transactions. The execution, delivery, and performance of this Agreement by the Stockholders in accordance with its terms and the consummation of the transactions contemplated hereby do not and will not (a)violate any law applicable to the Company or the Stockholders, (b) conflict with, result in a breach of, or constitute a default under the current Articles of Incorporation or By-Laws of the Company or under any indenture, agreement, or other instrument to which the Company or any Stockholder is a party or by which they or any material portion of their respective properties may be bound, or (c) result in or require the creation or imposition of any lien upon or with respect to any material property now owned or hereafter acquired by the Company or any Stockholder.

     3.9   Contracts.

           (a) Schedule 3.9 contains a true and correct list of each Contract (other than Real Property Leases, Personal Property Leases and Contracts with Morrison) to which the Company is a party or to which any of the assets or Business of the Company is subject and is a:

                (i) Written Contract with any present or former employee or consultant for the employment of any person, including any consultant, who is engaged in the conduct of the Business, or noncompetition agreement with any present or former employee or consultant for the agreement not to compete by such person in the conduct of the Business;

                (ii) Contract for the future purchase of, or payment for, supplies or products, or for the performance of services by a third party, which supplies, products or services are used in the conduct of the Business involving in any one case $50,000 or more;

                (iii)      Contract to sell or supply products or
           to perform services in connection with the Business involving in any one case $25,000 or more;

                (iv) Contract relating to the Business not otherwise listed on Schedule 3.9 hereto and continuing over a period of more than six months from the date hereof or involving the payment or receipt by the Company exceeding $75,000 in any one case;

                (v) distribution, dealer, representative, or sales agency agreement, contract, or commitment relating to the Business;

                (vi) note, debenture, bond, equipment trust agreement, letter of credit agreement, loan agreement, or other Contract for the borrowing or lending of money relating to the Business or agreement or arrangement for a line of credit or guarantee, pledge, or undertaking of the indebtedness of any other person relating to the Business;

                (vii) Contract limiting or restraining the Company, the Business or any successor thereto (except as contemplated hereby) or, to the best of each Stockholder's knowledge, any employee of the Company engaged in the conduct of the Business from engaging or competing in any manner or in any business;

                (viii)     Contract relating to the Business not
           made in the ordinary course of business; and

                (ix) Commitment for capital expenditures in excess of $25,000 that have been approved or made prior to the date of this Agreement by the Company and that remain outstanding as of the date hereof.

           (b) Each of the Contracts is in full force and effect, and except for actions specifically contemplated by this Agreement or as set forth on Schedule 3.9, (i) there exists no breach or violation of or default by the Company under any of such Contracts (except for the Loan Agreement and Contracts executed and delivered in connection therewith) or any event which, with notice or the lapse of time, or both, will constitute a breach or violation by the Company thereof or default by the Company thereunder, or (ii) the continuation, validity, and effectiveness of the Contracts will in no way be affected under the terms of such Contracts by the consummation of the Transaction. True and complete copies of all of the Contracts have been furnished previously to Morrison.

           (c) Except as set forth on Schedule 3.15, there exists no actual or, to the knowledge of any Stockholder or the Company, threatened termination, cancellation, or limitation of, or any amendment, modification, or change to any Contract, which would have a Material Adverse Effect on the Company, including without limitation the business relationship of the Company with any Material supplier to the Company.

           (d) To the Company's knowledge, none of the Contracts is for materials, supplies, equipment, or services in excess of the Company's normal requirements or reasonably anticipated needs of the Business (assuming operation of the Business consistent with recent past practices).

           (e) Except as set forth on Schedule 3.9 hereto or any power of attorney granted to Morrison, the Company has not granted any power of attorney affecting or with respect to its business, affairs, or assets that remains outstanding.

     3.10 Necessary Authorizations. The Company has secured all Material authorizations, consents, approvals, permits, licenses and exemptions, filings and registrations with, and reports to, all governmental and other regulatory authorities, whether federal, state or local, and all agencies thereof (including, without limitation, any specific authorizations, licenses, franchises, etc.) that may be required for the due operation of the Business as now conducted by the Company ("Necessary Authorizations"), and except as may have been previously disclosed to Morrison, all such Necessary Authorizations are in full force and effect and not subject to any pending attachment or revocation.

     3.11 Intellectual Property Matters. Schedule 3.11 contains an accurate and complete list of all trade names used by the Company and registered trademarks and patents constituting Intellectual Property, owned or licensed, used by the Company in the conduct of the Business. All Intellectual Property listed as owned on Schedule 3.11 is owned totally and exclusively by the Company free and clear of any liens, claims, charges or encumbrances other than Permitted Encumbrances. To the best knowledge of each Stockholder, the Company does not infringe upon or unlawfully or wrongfully use any patent, trademark, trade name, service mark, copyright or trade secret owned or claimed by another. The Company has not received any notice of any claim of infringement or any other claim or proceeding relating to any patent, trademark, trade name, service mark, copyright or trade secret. Except by virtue of the ownership of Shares (or rights to acquire Shares), no present or former employee of the Company and no other person owns or has any proprietary, financial or other interest, direct or indirect, in whole or in part, in any patent, trademark, trade name, service mark or copyright, or in any application therefor, or in any trade secret, which the Company owns and uses in its operations as now conducted.

     3.12 Taxes. All federal, state, and other tax and informational returns of the Company and each Plan required by law to be filed have been duly filed, and all federal, state, and other taxes, assessments, and other governmental charges or levies upon the Company and any of its properties, income, profits, and assets that are due and payable have been paid, except for any such taxes, assessments and other governmental charges or levies the payment of which the Company is contesting in good faith by appropriate proceedings and for which adequate reserves have been provided on the books of the Company to the extent required by GAAP. The Company has complied or will comply with all applicable payroll tax reporting and withholding requirements with respect to the exercise of any Company Options.

     3.13 Financial Statements. On or before the date hereof, the Company has furnished, or caused to be furnished, to Morrison the Financial Statements set forth on Schedule 3.13 which present fairly in all material respects in accordance with GAAP, except in the case of interim unaudited statements for any required footnote disclosures and recording of normal year-end adjustments, the financial position of the Company at January 2, 1994 and December 4, 1994 and the results of operations of the Business for the periods then ended.

     3.14 No Adverse Change. Since December 4, 1994, there has occurred no event which would have a Material Adverse Effect on the Company.

     3.15  Liabilities, Litigation, etc.

           (a) The Company has no Material (individually or in the aggregate) liabilities or obligations, direct or indirect, matured or unmatured or absolute, contingent or otherwise, except for:

                (i)  Liabilities reflected on the Financial
           Statements and not heretofore paid or discharged;

                (ii) Liabilities reflected on Schedule 3.15 attached hereto;

                (iii) Liabilities arising under any agreement, contract, commitment, lease or plan specifically disclosed in a Schedule hereto or not required to be disclosed in any Schedule hereto because of the amount involved; and

                (iv) Liabilities incurred since December 4, 1994, consistent with past practice and in the ordinary course of business.

           (b) There is no litigation pending or, to the knowledge of the Stockholders, threatened, against the Company, except as set forth in Schedule 3.15.

     3.16 ERISA. The Company and each ERISA Affiliate and each of their respective Plans are in Material compliance with ERISA and the Code. Except as disclosed on Schedule 3.16, the Company and each of its ERISA Affiliates have complied in all Material respects with all requirements of ERISA Sections 601 through 608 and Code Section 4980B. Neither the Company nor any of its ERISA Affiliates has made any promises of retiree coverage or other post-employment benefits to employees, except as set forth on
Schedule 3.16. Neither the Company nor any ERISA Affiliate maintains or has ever maintained a Plan that is or was an "employee pension benefit plan," within the meaning of ERISA
Section 3(2). No Plan or trust created thereunder, or party in interest (as defined in Section 3(14) of ERISA), or any fiduciary (as defined in Section 3(21) of ERISA), has engaged in a prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) which would subject such Plan or any other Plan of the Company or any of its ERISA Affiliates, any trust created thereunder, or any such party in interest or fiduciary, or any party dealing with any such Plan or any such trust to the penalty or tax on prohibited transactions imposed by
Section 502 of ERISA or Section 4975 of the Code. Neither the Company nor any of its ERISA Affiliates is a participant in or is obligated to make any payment to a multiemployer plan (as defined in Section 3(37) of ERISA). Except as listed in Schedule 3.16, any Plan can be terminated on or prior to the Closing without liability to the Company, any ERISA Affiliate or Morrison, including, without limitation, any additional contributions, penalties, premiums, fees or any other charges as a result of the termination, except to the extent of funds set aside for such purpose or reflected as reserved for such purpose on the Financial Statements. Neither the Company nor any ERISA Affiliate is obligated, contingently or otherwise, under any agreement to pay any amount which would be treated as a "parachute payment," as defined in Code Section 280G(b) (determined without regard to Code Section 280G(b)(2)(A)(ii)). Other than routine claims for benefits, there are no actions, audits, investigations, suits or claims pending or, to the knowledge of any Stockholder, threatened against any Plan, any trust or other funding agency created thereunder, or against any fiduciary of any Plan or against the assets of any Plan. Except as disclosed on Schedule 3.16, the consummation of the transactions contemplated hereby will not accelerate or increase any liability under any Plan because of an acceleration or increase of any of the rights or benefits to which Employees may be entitled thereunder. Except as disclosed on Schedule 3.16, since December 31, 1993, neither the Company nor any ERISA Affiliate has (i) increased the rate of compensation payable or to become payable to any of the employees of the Company or any ERISA Affiliate, other than in the normal course of business and consistent with past practice; (ii) made any commitment or incurred any liability to any labor union; (iii) paid or agreed to pay any bonuses or severance pay other than the stay bonus plan and bonuses to Frank Sbordone and Thomas Koenigsberg described on Schedule 3.16; (iv) increased any benefits or rights under any Plan; or (v) adopted any new plan, program, policy or arrangement, which if it existed as of the Effective Time, would constitute a Plan.

     3.17 Labor Matters. The Company is not a party to any collective bargaining agreement, no such agreement determines the terms and conditions of employment of any employee of the Company, no collective bargaining agent has been certified as a representative of any of the employees of the Company, and, to the Company's knowledge, no representation campaign or election is now in progress with respect to any of the employees of the Company. Neither the Company nor any of its officers or employees has been charged or, to the Stockholders' or the Company's knowledge, threatened with the charge of any unfair labor practice. The Company is in Material compliance with all applicable federal, state, and foreign laws and regulations concerning the employer-employee relationship or under any agreements relating to the employment of the Company's employees, including applicable wage and hour laws, worker compensation statutes, unemployment laws, and social security laws. There are no pending or, to the Stockholders' or the Company's knowledge, threatened claims, investigations, charges, citations, hearings, consent decrees, or litigation concerning: wages, compensation, bonuses, commissions, awards, or payroll deductions; equal employment or human rights violations regarding race, color, religion, sex, national origin, age, handicap, veteran's status, marital status, disability, or any other recognized class, status, or attribute under any federal, state, or foreign equal employment law prohibiting discrimination; representation petitions or unfair labor practices; grievances or arbitrations pursuant to current or expired collective bargaining agreements; occupational safety and health; workers' compensation; wrongful termination, negligent hiring, invasion of privacy or defamation; or immigration. The Company is not liable for any Material unpaid wages, bonuses, or commissions (other than those not yet due) or any tax, penalty, assessment, or forfeiture for failure to comply with any of the foregoing. Except as set forth on
Schedule 3.16, all officers and employees of the Company are employees at-will and for indefinite terms and there is no outstanding agreement or arrangement with respect to severance payments.

     3.18 Environmental Matters. Except as would not, individually or in the aggregate, have a Materially Adverse
Effect, and except as described on Schedule 3.18 attached hereto or in the Phase I environmental reports received by Morrison, with respect to each of the Properties:

           (a) The Properties do not contain, in, on or under, including, without limitation, the soil and groundwater thereunder, any Hazardous Materials in violation of Environmental
Laws or in amounts that have given or are reasonably expected to give rise to any Material liability of the Company under Environmental Laws.

           (b) The Properties and all of the Company's operations and facilities at the Properties are in compliance in all Material respects with all Environmental Laws, and there is no contamination or violation of any Environmental Law which has interfered, or is reasonably expected to interfere, with the continued operation of any of the Properties or is reasonably expected to Materially impair the financial condition of the Company.

           (c) The Company has not received from any governmental authority any complaint, notice of violation, alleged violation, investigation or advisory action or notice of potential liability regarding matters of environmental protection or permit compliance under applicable Environmental Law with regard to the Properties, nor does any Stockholder have knowledge that any governmental authority is contemplating delivering to the Company any such notice. To the Company's knowledge, there has been no pending or threatened complaint, notice of violation, alleged violation, investigation or notice of potential liability under Environmental Laws with regard to any of the Properties.

           (d) Hazardous Materials have not been generated, treated, stored, disposed of, at, on or under any of the Properties by the Company in Material violation of any Environmental Laws or in a manner that has given or could reasonably be expected to give rise to Material liability of the Company under Environmental Laws, nor have any Hazardous Materials been transported or disposed of from any of the Properties by the Company to any other location in Material violation of any Environmental Laws or in a manner that has given or could reasonably be expected to give rise to Material liability of the Company under Environmental Laws.

           (e) There are no governmental administrative actions or judicial proceedings pending under any Environmental Law to which the Company is a party with respect to any of the Properties obligating the Company, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements obligating the Company outstanding under any Environmental Law with respect to any of the Properties.

           (f) There has been no release or threat of release by the Company of Hazardous Materials into the environment at or from any of the Properties, or arising from or relating to the operations of the Company, in Material violation of Environmental Laws or in amounts that has given or could reasonably be expected to give rise to Material liability of the Company under Environmental Laws.

     3.19 OSHA. All of the Company's operations are conducted in substantial compliance with all applicable rules and regulations promulgated by the Occupational Safety and Health
Administration of the United States Department of Labor.

     3.20       Real Property.

           (a) Schedule 3.20(a) contains a true and correct list of all real property owned by the Company ("Real Property"). The Company has good and marketable (i.e., insurable by a national title insurance company at standard premium rates) title to the Real Property, free and clear of all liens and encumbrances, except for permitted encumbrances set forth on Schedule 3.20(a) ("Permitted Encumbrances").

           (b) Schedule 3.20(b) contains a description of each lease with respect to each parcel of leased real property of the Company ("Leased Real Property"). A true and correct copy of each lease pursuant to which the Company leases the Leased Real Property and any amendments, extensions, and renewals thereof (the "Real Property Leases") has been previously delivered to Morrison. Each Real Property Lease is in full force and effect and there is no existing default by the Company or event of default by the Company, real or claimed, or event which with notice or lapse of time or both would constitute a default by the Company thereunder. Except as set forth in Schedule 3.20(b), the Company's interest in the Real Property Leases is free and clear of any mortgages and liens other than Permitted Encumbrances and is not subject to any deeds of trust, assignments, subleases, or rights of any third parties other than the lessor thereof.
Except for consents required under the terms of the Real Property Leases, the Transaction shall not cause a breach, default, or event of default under the Real Property Leases.

           (c) All improvements on the Real Property and Leased Real Property conform in all Material respects to all applicable state and local laws and ordinances, and each parcel of Real Property and Leased Real Property is zoned for the various purposes for which the Real Property and Leased Real Property and improvements thereon are presently being used.

           (d) The Company has received no written notice of any pending or threatened condemnations, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims affecting the Real Property and Leased Real Property.

     3.21       Personal Property.

           (a) Schedule 3.21(a) contains a true and correct list of

                (i) All Equipment owned by the Company (excluding items of equipment having a net book value of less than $25,000) which are included in the assets of the Company, and

                (ii)       All Furniture and Fixtures and other
           items of tangible personal property (excluding items having a net book value of less than $25,000) owned by the Company and included in its assets.

     The Company has good title to the Equipment and the Furniture and Fixtures owned by it free and clear of all liens and encumbrances except for Permitted Encumbrances, including, without limitation, the existing liens described in
Schedule 3.21(a) hereto. The Equipment, Furniture and Fixtures are, and, at the Effective Time will be, in operating condition sufficient for the operation of the Business as then conducted by the Company. At the Effective Time, all Equipment, Furniture and Fixtures will be located on the Properties or as otherwise indicated on Schedule 3.21(a).

           (b) Schedule 3.21(b) contains a true and correct list of (i) all Equipment, Furniture and Fixtures or other items of tangible personal property leased by the Company, as lessee (except that Schedule 3.21(b) may exclude any item or group of items leased under a single lease presently calling for aggregate annual rental payments of not more than $5,000), and (ii) a true and correct list of agreements pursuant to which the Company leases tangible personal property (as lessee), a true and correct copy of each of which has been provided to Morrison (the "Personal Property Leases"). Except as described on
Schedule 3.21(b), each Personal Property Lease is in full force and effect and there is no existing default by the Company or event of default by the Company, real or claimed, or event which with notice or lapse of time or both would constitute a default thereunder by the Company. Except for Permitted Encumbrances, the Company's interest in the Personal Property Leases is free and clear of any mortgages and liens and is not subject to any deeds of trust, assignments, subleases or rights of any third parties, other than in favor of the lessor thereof.

     3.22 Insurance. The assets, properties and operations of the Company are insured under various policies of general liability and other forms of insurance. All such policies are in full force and effect in accordance with their terms, no notice of cancellation has been received by the Company, and there is no existing default by the Company or event which, with the giving of notice or lapse of time or both, would constitute a default by the Company thereunder. All premiums due to date have been paid in full.

     3.23 Completeness of Disclosure. No representation or warranty by the Company in this Agreement nor any certificate, schedule, statement, document or instrument furnished or to be furnished to Morrison pursuant hereto contains or will contain any untrue statement of a Material fact or omits or will omit to state a Material fact required to be stated herein or therein or necessary to make, in light of the circumstances under which they were made, any statement herein or therein not Materially misleading.


                 4.  REPRESENTATIONS AND WARRANTIES
                            OF MORRISON

     Morrison represents and warrants to the Stockholders as follows:

     4.1 Corporate Existence. Morrison is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware, has the corporate power and authority to own or lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing and authorized to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification and authorization, except where the failure to be so qualified would not have a Material Adverse Effect on Morrison.

     4.2 Authorization; Enforceability. Morrison has the corporate power and has taken all necessary corporate action to authorize it to execute, deliver, and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Morrison and is a legal, valid, and binding obligation of Morrison, enforceable against Morrison in accordance with its terms, except as may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally, and the effect of general principles of equity, whether applied by a court of law or equity.

     4.3 Compliance with Laws and Validity of Contemplated Transactions. The execution, delivery and performance of this Agreement by Morrison in accordance with its terms and the consummation of the transactions contemplated hereby do not and will not (a) violate any applicable law, (b) conflict with, result in a breach of, or constitute a default under the articles of incorporation or by-laws of Morrison or under any indenture, agreement or other instrument to which Morrison is a party or by which it or any of its properties may be bound, or (c) result in or require the creation or imposition of any lien upon or with respect to any property now owned or hereafter acquired by Morrison.

     4.4 Investment Representation. Morrison is aware that the Shares are not registered under the Securities Act. Morrison possesses such knowledge and experience in business matters such that it is capable of evaluating the merits and risks of an investment in the Shares hereunder. Morrison is acquiring the Shares for its own account, for investment purposes only and not with the view to the distribution thereof. Morrison agrees that the Shares will not be sold, transferred, pledged, offered for sale or otherwise disposed of without registration under the Securities Act, except pursuant to a valid exemption from registration under the Securities Act.

     4.5 Capital Stock and Related Matters. The authorized capital stock of Morrison consists of One Hundred Million (100,000,000) shares of Common Stock, $0.01 par value per share, of which Thirty-three Million, Nine Hundred Ninety-One Thousand, Nine Hundred Fifty-Two (33,991,952) shares are currently issued and outstanding and are fully paid and non-assessable, and Two Hundred Fifty Thousand (250,000) shares of Preferred Stock, $0.01 par value per share, of which zero (0) shares are currently issued and outstanding.

     4.6 Transaction Stock. Each share of Transaction Stock, when issued and delivered as contemplated hereby, will be duly authorized and validly issued and fully paid and non-assessable. None of the Transaction Stock is subject to any liens or other rights, and there are no options, warrants, purchase agreements, put agreements, call agreements or any other agreement to which Morrison is a party which relate to or affect the transfer of the Transaction Stock.

     4.7 No Adverse Change. Since September 3, 1994, there has occurred no event which would have a Material Adverse Effect on Morrison.

     4.8 SEC Filings. Morrison has previously furnished the Stockholders with true and complete copies of (a) its Annual Report on Form 10-K for the fiscal year ended June 4, 1994 (the "Annual Report"), (b) its Quarterly Report on Form 10-Q for the fiscal quarter ended September 3, 1994 (the "Quarterly Report"); and (c) all of its Current Reports on Form 8-K filed with the Commission subsequent to June 4, 1994 (the documents referred to in clauses (a) through (c) being hereinafter referred to as the "SEC Filings"). As of their respective dates, the SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except, in the case of any SEC Filing, any statement or omission therein that has been corrected or otherwise disclosed or updated in a subsequent SEC Filing.

     4.9 Financial Statements. The audited financial statements and unaudited interim financial statements of Morrison included or incorporated by reference in the Annual Report and the Quarterly Report, respectively, present fairly in all material respects in accordance with GAAP, except in the case of interim unaudited statements for any required footnote disclosures and recording of normal year-end adjustments, the financial condition of Morrison as at the dates thereof and the results of operations for the periods then ended.

     4.10 Liabilities; Litigation. Except as set forth in Morrison's financial statements and liabilities incurred in the normal course of business, to the knowledge of Morrison, Morrison has no material (individually or in the aggregate) liabilities or obligations, direct or indirect, matured or unmatured, absolute, contingent or otherwise, nor any litigation (pending or threatened) as of the date hereof that would have a Material Adverse Effect on Morrison or the Transaction.


                            5.  COVENANTS

     5.1   [Intentionally omitted]

     5.2 No Solicitation. The Stockholders shall not, nor shall they permit the Company or any of its officers, directors, employees, agents, or representatives (including, without limitation, investment bankers, attorneys and accountants), directly or indirectly, to (a) initiate, solicit or encourage any inquiries or proposals by, or (b) (except as may be required to comply with directors' fiduciary duties owed to the shareholders of the Company) enter into any discussions or negotiations with, or disclose directly or indirectly any information concerning its business and properties to, or afford any access to its properties, books, and records to, any corporation, partnership, person, or other entity or group, other than Morrison, in connection with any possible proposal (an "Acquisition Proposal") regarding a sale of the Company's capital stock or a merger, consolidation, or sale of all or a substantial portion of its assets, that is Material to the Company or any similar transaction. The Stockholders will notify Morrison immediately if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any such information is requested with respect to an Acquisition Proposal or potential Acquisition Proposal or if any Acquisition Proposal is received or indicated to be forthcoming.

     5.3   Access to Information.

           (a) From the date of this Agreement until the Closing, the Stockholders will cause the Company to give Morrison and its authorized representatives full access to the offices and other facilities and to the books and records of the Company, will permit Morrison and its authorized representatives to make such inspections as it and they may require, and will cause the Company's officers and use their reasonable best efforts to cause the Company's representatives (including, without limitation, its firm of independent certified public accountants), to furnish Morrison and its authorized representatives with such financial and operating data and other information with respect to the business, operations, assets, and liabilities of the Company as Morrison and its authorized representatives may from time to time reasonably request.

           (b) Morrison will, and will cause its employees, representatives and agents to, hold in confidence, unless compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other requirements of law, all Confidential Information and will not disclose the same to any person. If this Agreement is terminated, Morrison will promptly return to the Company or destroy all documents (including, without limitation, all copies thereof) received or obtained by Morrison containing or constituting any such Confidential Information. The provisions of this subsection (b) shall not limit the generality of or effect of prior confidentiality agreements.

     5.4 Best Efforts. Subject to the terms and conditions hereof, each party to this Agreement agrees to fully cooperate with the others and the others' counsel, accountants and representatives in connection with any steps reasonably required to be taken as part of its obligations under this Agreement.
Each party to this Agreement agrees that it will use its best efforts to cause all conditions to its obligations under this Agreement to be satisfied as promptly as possible, and will not knowingly undertake a course of action inconsistent with this Agreement or which would make any of its representations, warranties, agreements or covenants in this Agreement untrue in any Material respect or any conditions precedent to its obligations under this Agreement unable to be satisfied at or prior to the Closing. In this Agreement, the "best efforts" of a party shall consist of commercially reasonable actions, without requiring any material expense or commencement or prosecution of any litigation.

     5.5 Excluded Assets and Excluded Liabilities. Morrison and the Stockholders shall take all necessary action to cause the following to occur at or prior to the Closing: (a) the Company to transfer the computer and video equipment listed on Schedule
5.5 to Larry Lavine, and (b) the Company and Larry Lavine shall terminate the Warehouse Lease, so that the Company has no further obligation thereunder arising after December 31, 1994.

     5.6 Company Options. Each Stockholder shall exercise any and all Company Options held by such Stockholder prior to the Closing or such unexercised Company Options shall expire or be terminated without expense to the Company as of the Closing. Each such Stockholder shall deliver to the Company the exercise price in cash.

     5.7 Tias Beverage Company. At the Closing Larry Lavine shall transfer to the Company his sixty percent (60%) interest in Tias Beverage for $10.00.

     5.8 Disclosure. All public announcements, notices or other communications regarding this Agreement and the transactions contemplated hereby to third parties other than the parties hereto and their respective employees, agents, advisors and the Holders shall require the prior approval of Morrison. Notwithstanding the foregoing, each party shall be permitted to make such disclosures to the public or to governmental agencies as its counsel shall deemed necessary to maintain compliance with and to prevent violation of applicable federal or state laws.

     5.9 Notification of Certain Matters. Each of the parties (the "Notifying Party") shall give prompt notice to the other parties of (a) the occurrence or non-occurrence of any event that, to such party's knowledge, would be likely to cause any representation or warranty of the Notifying Party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (b) any material failure known to the Notifying Party to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     5.10 No Change. The Stockholders shall not permit the Company to take or agree to take any action which would make any representation or warranty of the Stockholders contained in this Agreement untrue or incorrect in any Material respect as of the date when made or at any time through the Effective Time.

     5.11 Company Employees. Morrison shall credit each Company employee who continues employment with the Company immediately following the Effective Time for his or her years of service with the Company through the Effective Time under Morrison's employee benefit plans: (a) to determine (i) the date such a Company employee (and eligible dependents of that Company employee) becomes eligible to participate as a participant of, and (ii) the potential application of any pre-existing condition limitations set forth in, Morrison's group medical, dental, life, long-term disability and short-term disability plans; and (b) to determine (i) the date such a Company employee may otherwise become eligible to participate in the Morrison Restaurants Inc. Salary Deferral Plan, Morrison Restaurants Inc. Executive Supplemental Pension Plan or Morrison Restaurants Inc. Management Retirement Plan and (ii) the amount of any benefit accrued by, or any employer contribution made on behalf of, as the case may be, any such eligible Company employee and the vested amount of the benefit so calculated under the Morrison Restaurants Inc. Salary Deferral Plan, Morrison Restaurants Inc. Deferred Compensation Plan, Morrison Restaurants Inc. Executive Supplemental Pension Plan and the Morrison Restaurants Inc. Management Retirement Plan. For the plan year of Morrison's group health and dental plans in which the Effective Time falls, each Company employee who continues employment with the Company immediately following the Effective Time shall also be given credit for covered expenses paid by such Company employee under comparable plans of the Company for the same period towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such Morrison plans. Except as provided herein, Company employees (1) shall be subject to any other eligibility criteria and conditions, other than those relating to length of service, relating to participation in Morrison's employee benefit plans; and (2) shall have no right to participate in any particular type of employee benefit plan and neither Morrison nor the Company shall be obligated to establish or maintain any such plan for the benefit of Company employees.

     5.12 Real Property Leases to be Renegotiated. Before the Closing, Larry Lavine, Frank Sbordone and Crosspoint Venture Partners III shall use their best efforts, and Morrison shall cooperate therewith, to renegotiate the Real Property Leases on the Leased Real Property described on Schedule 5.12 in favor of Morrison in recognition of Morrison's credit strength.

     5.13 NYSE Listing. Morrison shall cause the shares of Transaction Stock to be issued to the Stockholders and the Holders at the Closing to be approved for listing on the New York
Stock Exchange, Inc. (the "NYSE") prior to the Closing Date.

     5.14 Indemnification and Severance Rights. For a period of five (5) years from and after the Closing Date, Morrison will not take any action to amend, repeal, or otherwise impair any exculpatory or indemnification provisions now existing in the Articles of Incorporation or the Bylaws of the Company or its subsidiary for the benefit of any individual who served as a director or officer of the Company or its subsidiary at any time before the Effective Time.


          6.  CONDITIONS TO CONSUMMATION OF THE TRANSACTION

     6.1 Conditions to Obligations of Morrison. The obligation of Morrison to consummate the Transaction are subject to the satisfaction at the Closing, or waiver by Morrison in writing, in whole or in part, of each of the following conditions:

           (a) Each of the representations and warranties of the Stockholders shall be true and correct in all Material respects as of, and shall not have been violated in any Material respect at, the Closing as though made on and as of the Closing, except for representations and warranties which make reference to a specific date, which need only be true and correct in all Material respects as of such date; the Stockholders shall, on or before the Closing, have performed in all Material respects all of their respective obligations under this Agreement which by the terms hereof are to be performed on or before the Closing; and the Stockholders shall have delivered to Morrison a certificate signed on behalf of and in the name of the Stockholders dated as of the date of the Closing to the foregoing effect.

           (b) Each Company Option held by a Stockholder which is outstanding on the date hereof shall have been exercised by such Stockholder or shall expire or be terminated without expense to the Company. Each such Stockholder shall deliver to the Company the exercise price in cash to exercise the Company Option.

           (c) Each Holder shall have (i) exercised all Company Options held by such Holder (which have not expired or been terminated as of the Closing), the purchase price for which may be paid either (A) by delivery of cash if the Company Option is not one granted under the Company's 1990 Stock Option Plan or (B) by delivery of cash or a note to the Company which shall be due and payable not later than 30 days after Closing; and (ii) if such Company Option has been exercised, executed and delivered to Morrison a Stock Transfer Agreement, in the form set forth as Exhibit B, pursuant to which each Holder shall sell to Morrison all of the Shares which it owns for a purchase price per share equal to such Holder's Pro Rata Amount of the Total Consideration.

           (d) Morrison shall have received any consents required to consummate the Transaction to prevent default under any Real
Property Lease from the landlords and any other Necessary
Consents, in each case on terms and conditions satisfactory to Morrison in its sole discretion.

           (e)  Morrison shall have obtained all Necessary
Authorizations to consummate the transaction.

           (f) The Stockholders shall have submitted to Morrison resignations of all current officers and directors of the Company.

           (g) No action or proceeding by or before any court or other governmental body shall have been instituted by any governmental body or other person or entity, or threatened in writing by any governmental body, which seeks to restrain, prohibit or invalidate the Transaction or which would have a Material Adverse Effect on the right of Morrison to conduct the Business as presently conducted by the Company or which claims material damages from Morrison with respect to the Transaction.

           (h) Larry Lavine shall have transferred to the Company his sixty percent (60%) interest in Tias Beverage for $10.00.

           (i) Frank Sbordone and Thomas Koenigsberg shall have accepted employment with Morrison after the Closing and shall have agreed to relocate to Mobile, Alabama no later than March
31, 1995.

           (j) The Company shall be released from any liability under the Warehouse Lease arising after December 31, 1994.

           (k) Morrison shall have received the opinions of counsel to the Stockholders, dated the Closing Date and in form and substance reasonably satisfactory to the Morrison and its counsel, substantially to the effect set forth on Exhibit C.

           (l) All proceedings taken by the Stockholders and the Company and all instruments executed and delivered by the Stockholders and the Company prior to the Closing Date in connection with the transactions herein contemplated shall be reasonably satisfactory in form and substance to counsel for Morrison.

           (m) No statute, rule or regulation shall have been enacted or promulgated which makes illegal or prohibits consummation of the Transaction or which would have a Material
Adverse Effect on the ability of Morrison to conduct the Business as presently conducted by the Company.

           (n) Frank Sbordone and Thomas Koenigsberg shall have executed and delivered to Morrison Non-Competition and Non-
Disclosure Agreements substantially in the form attached hereto as Exhibit D.

           (o) The Company shall have taken such action as is necessary to terminate, effective no later than December 31, 1994, the flexible health care spending account program maintained for the benefit of its employees.

     6.2 Conditions to Obligations of the Stockholders. The obligation of the Stockholders to consummate the Transaction as applied to them is subject to the satisfaction at the Closing, or waiver by the Stockholders in writing, in whole or in part, of each of the following conditions:

           (a) Each of the representations and warranties of Morrison shall be true and correct in all material respects as of, and shall not have been violated in any material respect at, the Closing as though made on and as of the Closing except for representations and warranties which make reference to a specific date, which need only be true and correct in all material respects as of such date; Morrison shall, on or before the Closing, have performed in all material respects all of its obligations under this Agreement which by the terms hereof are to be performed on or before the Closing; and Morrison shall have delivered to the Stockholders a certificate of one of its officers signed on its behalf and in its name dated as of the date of the Closing to the foregoing effect.

           (b) No action or proceeding by or before any court or other governmental body shall have been instituted by any governmental body or other person or entity or threatened in writing by any governmental body which seeks to restrain, prohibit or invalidate the Transaction or which would materially adversely affect the right of the Stockholders to consummate the Transaction as applied to them or which claims material damages from the Stockholders with respect to the transactions contemplated hereby.

           (c) A registration statement on Form S-3 filed with the Commission under and pursuant to the provision of the Securities Act for the purpose of registering the resale of the Transaction Stock by the Stockholders and the Holders (the "Registration Statement") shall have become effective, and no stop order, injunction or similar order shall have been issued by the Commission or any other governmental authority suspending the effectiveness of the Registration Statement or preventing or suspending the use thereof or of any related prospectus.

           (d) The Stockholders shall have received the opinion, dated the Closing Date and in form and substance reasonably satisfactory to the Stockholders and their counsel, of Powell, Goldstein, Frazer & Murphy, counsel to Morrison, substantially to the effect set forth on Exhibit E.

           (e) All proceedings taken by Morrison and all instruments executed and delivered by Morrison prior to Closing in connection with the transactions herein contemplated shall be reasonably satisfactory in form and substance to counsel for the Stockholders.

           (f) No statute, rule or regulation shall have been enacted or promulgated which makes illegal or prohibits consummation of the Transaction or which would have a Material
Adverse Effect on the ability of Morrison to conduct the Business as presently conducted by the Company.

           (g) Morrison shall have delivered to the Stockholders a certificate of its Secretary, certifying as to requisite corporate or other action authorizing the transactions contemplated by this Agreement and incumbency with respect to the signatory to this Agreement.

           (h) All dividends on the Series A Preferred Stock accrued through the Closing Date and all principal and accrued but unpaid interest through the Closing Date due with respect to the loans to the Company from Larry Lavine and Crosspoint Venture Partners III identified on Schedule 6.2(h) hereof shall have been paid, and all security interests, liens and other encumbrances on assets or properties of the Company in favor of Larry Lavine and Crosspoint Venture Partners III with respect thereto shall have been released.

           (i) The Company shall have obtained all material consents to all Real Property Leases and Personal Property Leases for which any of the Stockholders have currently effective guaranties.

           (j)  The Company shall have received all Necessary
Consents and Necessary Authorizations.

           (k) The Shares of Transaction Stock shall have been approved for listing on the NYSE.


                   7. CLOSING RELATED OBLIGATIONS

     7.1   Certain Rights and Limitations Regarding Transaction
           Stock.

           (a) Registration of Transaction Stock. Morrison has filed with the Commission the Registration Statement, pursuant to which Morrison has requested that the Transaction Stock be registered for resale by the Stockholders. Each Stockholder acknowledges that it has received a copy of the Registration Statement for review, and each Stockholder represents and warrants that the information contained in the Registration Statement concerning it and the intended method of distribution of such securities is true, complete, and correct.

           (b) Furnishing Information. Each Stockholder shall furnish to Morrison such additional information regarding itself or the Transaction Stock held by it, and the intended method of disposition of such securities, as shall be reasonably requested by Morrison in order to effect the registration of its Transaction Stock.

           (c) Prospectus Requirements. Each Stockholder hereby covenants with Morrison that it will promptly advise Morrison of any changes in the information concerning each Stockholder contained in the Registration Statement and that such Stockholder will not make any sale of the Transaction Stock pursuant to the Registration Statement without complying with the prospectus delivery requirements of the Securities Act. Each Stockholder acknowledges that occasionally there may be times when Morrison must temporarily suspend the use of the prospectus forming a part of the Registration Statement until such time as an amendment to the Registration Statement has been filed by Morrison and declared effective by the Commission, the relevant prospectus has been supplemented by Morrison or until such time as Morrison has filed an appropriate report with the Commission pursuant to the Securities Exchange Act of 1934, as amended. During any such period in which sales are suspended and upon reasonable prior notice of such suspension from Morrison, each Stockholder agrees not to sell any such Transaction Stock pursuant to any such prospectus. Each Stockholder covenants that it will not sell any Transaction Stock pursuant to any such prospectus during the period commencing at the time at which Morrison gives such Stockholder notice of the suspension of the use of said prospectus and ending at the time Morrison gives notice that such Stockholder may thereafter effect sales pursuant to said prospectus.

           (d)  Registration Rights, Etc.

           (i) Morrison agrees to (1) use its best efforts to keep the Registration Statement continuously effective (including by filing amendments and supplements thereto) in order to permit the disposition of the Transaction Stock until the third anniversary of the Closing Date or the sale by the Stockholders and Holders of all of the Transaction Stock, whichever is earlier (collectively, the "Effective Period"), and (2) prepare and file with the Commission, as soon as reasonably practicable, such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective continuously during the Effective Period.

           (ii) Morrison agrees to cause the Registration Statement and the related prospectus, and any amendment or supplement thereto, as of the effective date of the Registration Statement, amendment, or supplement during the Effective Period, (1) to comply in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated by the Commission thereunder, and (2) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, other than information confirmed by the Stockholders pursuant to Section 7.1(a) or statements or omissions made in reliance upon and in conformity with information furnished to Morrison in writing by or on behalf of the Stockholders and Holders expressly for use in the Registration Statement and the related prospectus, or any amendment or supplement thereto.

           (iii)     In connection with the Registration
     Statement, Morrison agrees to, as soon as reasonably practicable:

                (A) furnish to each Stockholder such number of copies of the Registration Statement, each amendment and supplement thereto, and prospectus included in the Registration Statement and such other related documents as such Stockholder may reasonably request;

                (B)  notify each Stockholder promptly of any
     request by the Commission for the amending or supplementing of the Registration Statement or prospectus forming a part thereof;

                (C)  advise each Stockholder after Morrison
     receives notice or otherwise obtains knowledge of the issuance of any order by the Commission suspending the effectiveness of the Registration Statement or amendment or supplement thereto or of the initiation or threatening of any proceeding for that purpose, and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal promptly if such stop order should be issued;

                (D) use its best efforts to register or qualify the Transaction Stock under such other securities or blue sky laws of such jurisdictions within the United States and Puerto Rico as each Stockholder shall reasonably request (provided that Morrison shall not be obligated to qualify as a foreign corporation to do business under the laws of any jurisdiction in which it is not then qualified or to file any general consent to service or to file any general consent to service of process), and do such other reasonable acts and things as may be required of it to enable each Stockholder to consummate the disposition in such jurisdiction of such securities; and

                (E) notify each Stockholder, at any time when a prospectus relating to the Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Registration Statement contains an untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and prepare a supplement or amendment to the Registration Statement so that the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

           (e)  Indemnification.

                (i) Morrison agrees to indemnify, defend and hold harmless each Stockholder and its respective officers, directors, affiliates, agents, employees and controlling persons (within the meaning of Section 15 of the Securities Act) from and against all loss, damages, liabilities, expenses, costs, fees and disbursements of counsel (including the reasonable fees and expenses of legal counsel to each Stockholder), and actions to which they may become subject, under the Securities Act or otherwise, insofar as such loss, damage, liability, expense or claim (or action in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or prospectus contained therein (or any amendment or supplement thereto) or arises out of or is based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements in any thereof not misleading, and will reimburse each Stockholder and such other persons for any legal or any other expenses incurred in connection with investigating or defending any such action or claim, except insofar as the same may have been caused by any untrue statement or omission contained in this information confirmed by such Stockholder pursuant to Section 7.1(a) or based upon information furnished to Morrison in writing by or on behalf of such Stockholder expressly for use therein.

                (ii) Each Stockholder agrees to indemnify, defend and hold harmless Morrison and its officers, directors, affiliates, agents, employees and controlling persons (within the meaning of Section 15 of the Securities Act) from and against all loss, damages, liabilities, expenses, costs, fees and disbursements of counsel (including the reasonable fees and expenses of legal counsel to Morrison), and actions to which they may become subject, under the Securities Act or otherwise, insofar as such loss, damage, liability, expense or claim (or action in respect thereof) arises out of or is based upon (1) any untrue statement or alleged untrue statement of a material fact contained in any final prospectus contained in the Registration Statement (or any amendment or supplement thereto) or arises out of or is based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement in any thereof not misleading, to the extent that such untrue statement or omission is contained in the information confirmed by such Stockholder pursuant to Section 7.1(a) or is made in reliance upon or in conformity with information furnished in writing by or on behalf of such Stockholder expressly for inclusion in the Registration Statement or prospectus contained therein (or any amendment or supplement thereto), and
           (2) the failure by such Stockholder to comply with the covenants contained in Section 7.1(c) above, and will reimburse Morrison and such other persons for any legal or any other expenses incurred in connection with investigating or defending any such action or claim.

           (f) Fees and Expenses of Registration. Morrison will pay all expenses and fees incident to the performance of its obligations in Sections 7.1(a), 7.1(c) and 7.1(d) other than selling commissions and fees and expenses of counsel or other advisors to any Stockholder.

     7.2 Release of Stockholders from Obligations Under the Loan Agreement. Effective as of the Closing, Morrison shall release each of the Stockholders from any and all liabilities or obligations arising under the Loan Agreement, including, without limitation, the Morrison Option Agreements and the Amended and Restated Agreement to Defer Dividends.


                         8.  INDEMNIFICATION

     8.1   Definitions.  As used in this Article 8:

           (a) "Damages" means claims, damages, losses, judgments, settlements, and expenses, including, without limitation, all reasonable fees and disbursements of counsel incident to the investigation or defense of any claim or proceeding or threatened claim or proceeding, less the amount of any actual tax or insurance benefits then available to or received by the Indemnified Party with respect thereto.

           (b) "Indemnified Party" means the party seeking indemnification under Section 8.2 or Section 8.3 hereof.

           (c) "Indemnifying Party" means the party having or allegedly having an indemnification obligation to the Indemnified
Party pursuant to Section 8.2 or Section 8.3 hereof.

     8.2 Indemnification of Morrison by Stockholders. On the terms set forth in this Agreement, the Stockholders shall, from and after the Effective Time, indemnify, defend, and hold Morrison and its subsidiaries harmless from, against and in respect of any and all Damages incurred by Morrison and its subsidiaries arising from or in connection with any breach of any representation, warranty or covenant made by the Stockholders in this Agreement.

     The Stockholders' representations, warranties and covenants set forth in this Agreement shall, for purposes of this Section 8.2, be deemed to have survived for a three (3) year period following the Effective Time; provided, however, that with respect to any representations, warranties and covenants of Crosspoint Venture Partners III, such representations, warranties or covenants shall be deemed to have survived for a one (1) year period following the Effective Time; provided, however, that the Stockholders' covenants set forth in Section 7.1(e) shall be deemed to survive for five (5) years following the Closing Date.


     Morrison hereby acknowledges that Morrison and the Company entered into the Loan Agreement in November of 1993, and pursuant thereto Morrison obtained an option to purchase the Company. Morrison further acknowledges that Mr. Samuel E. Beall, III, President and Chief Executive Officer of Morrison, has served on the Board of Directors of the Company since the date of the Loan Agreement, and Morrison has participated in the management of the Company since December 13, 1994.

     8.3   Indemnification of the Stockholders by Morrison.

           (a) Morrison shall, from and after the Effective Time, indemnify, defend, and hold Larry Lavine harmless from, against and in respect of any and all Damages incurred by Larry Lavine arising from or in connection with any liability of Larry Lavine under any personal guaranty of any Personal Property Lease or Real Property Lease of the Company which liabilities arise from and after the Effective Time.

           (b) On the terms set forth in this Agreement, Morrison shall, from and after the Effective Time, indemnify, defend, and hold each of the Stockholders harmless from, against and in respect of any and all Damages incurred by any Stockholder arising from or in connection with any breach of any representation, warranty or covenant made by Morrison in this Agreement. Morrison's representations and warranties and covenants set forth in this Agreement shall, for purposes of this
Section 8.3(b), be deemed to survive for a three (3) year period following the Effective Time; provided, however, that Morrison's covenants set forth in Sections 5.14, 7.1(e), and 8.3(a) shall be deemed to survive for five (5) years after the Closing Date or, with respect to Section 8.3(a), until the guarantees expire.
Each such representation and warranty shall be deemed to have been relied upon by the Stockholders, notwithstanding any investigation or inspection made by or on behalf of the Stockholders, and shall not be affected in any respect by such investigation or inspection.

     8.4   Method of Asserting Claims, Etc.

           (a) In the event that any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party hereunder is asserted against or sought to be collected from an Indemnified Party by a third party (a "Third Party Claim"), the Indemnified Party shall notify the Indemnifying Party within the Notice Period (as defined below) in writing of such Third Party Claim, specifying the nature of such Third Party Claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such Third Party Claim) (the "Claim Notice"). The Indemnifying Party shall have twenty calendar days (or such earlier period of time as may be required for the filing of responsive pleadings to any legal action instituted with respect to the Third Party Claim or required due to contractual deadlines imposed upon the Indemnified Party by the contract in dispute but in any event, not less than 10 days) from the receipt of the Claim Notice (the "Response Notice Period") to notify the Indemnified Party, (A) whether or not it disputes its liability to the Indemnified Party hereunder with respect to such Third Party Claim and (B) notwithstanding any such dispute, whether or not it will defend, at its sole cost and expense, the Indemnified Party against such Third Party Claim. For purposes of this
Article 8, the term "Notice Period", as applied to any Third
Party Claim for which an Indemnified Party seeks to be indemnified hereunder shall mean twenty calendar days after the Third Party Claim is first overtly asserted against the Indemnified Party.

           (b) If the Indemnifying Party disputes its liability with respect to such Third Party Claim or the amount thereof (whether or not the Indemnifying Party desires to defend the Indemnified Party against such Third Party Claim as provided in paragraphs (c) and (d) below), such dispute shall be resolved in accordance with Section 8.7 hereof. Pending the resolution of any dispute by the Indemnifying Party of its liability with respect to any Third Party Claim, such Third Party Claim shall not be settled without the prior written consent of the Indemnified Party and the Indemnifying Party, which consent shall not be unreasonably withheld.

           (c) In the event that the Indemnifying Party notifies the Indemnified Party within the Response Notice Period that it will defend the Indemnified Party against such Third Party Claim, then the Indemnifying Party shall assume the defense thereof with counsel reasonably acceptable to the Indemnified Party, and the Indemnified Party shall cooperate in all reasonable respects in such defense, including without limitation in making any appropriate counterclaim against the person asserting the Third Party Claim or any appropriate cross-complaint against any person (unless such counterclaim or cross-complaint would be against any other entity with which the Indemnified Party has ongoing business relations and would have a significant likelihood in the good faith judgment of the Indemnified Party of damaging such business relationships); provided, however, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party which consent shall not be unreasonably withheld, consent to the entry of any judgment against the Indemnified Party or enter into any settlement or compromise which does not include, as an unconditional term thereof, the giving by the claimant or plaintiff to the Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such Third Party Claim. If any Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense. If, in the reasonable opinion of the Indemnified Party, any such Third Party Claim or the litigation or resolution of any such Third Party Claim involves an issue or matter which could reasonably be expected to have a Material Adverse Effect on the Indemnified Party, then the Indemnified Party shall have the right to control the defense or settlement of any such Third Party Claim at its cost and expense, and such legal fees and expenses shall be included as part of the indemnification obligation of the Indemnifying Party hereunder; provided, however, that the Indemnified Party shall not settle any such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. If the Indemnified Party should elect to exercise such right, the Indemnifying Party shall have the right to participate in, but not control, the defense or settlement of such Third Party Claim at its sole cost and expense.

           (d) (i) If the Indemnifying Party elects not to defend the Indemnified Party against such Third Party Claim, whether by not giving the Indemnified Party timely notice within the Response Notice Period as provided above or otherwise, then the Indemnified Party shall, at the expense of the Indemnifying Party (if the Indemnified Party is entitled to indemnification hereunder), have the right to defend, settle or compromise any such Third Party Claim with counsel of its own choosing. In the event the Indemnified Party proposes to settle a Third Party Claim, the Indemnified Party shall deliver to the Indemnifying Party written notice of the proposed settlement of the Third Party Claim, which the Indemnifying Party may reject in its reasonable judgment within thirty days of receipt of such notice. In the event the Indemnified Party settles such Third Party Claim over the objection of Indemnifying Party, dispute over such settlement shall be resolved as provided in Section 8.7 hereof.

                (ii) In the event an Indemnified Party has a claim for indemnification against the Indemnifying Party hereunder that does not involve a Third Party Claim, the Indemnified Party shall send within 20 days a Claim Notice with respect to such claim to the Indemnifying Party. If the Indemnifying Party disputes its liability with respect to such claim or demand, such dispute shall be resolved in accordance with
           Section 8.7 hereof; if the Indemnifying Party accepts or agrees with such claim or does not notify the Indemnified Party within the Response Notice Period that it disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Party hereunder.

     8.5 Limitations of Liability. Notwithstanding anything contained in this Article 8 to the contrary:

           (a) Indemnification Threshold. With respect to any breach of a representation or warranty of this Agreement, the Indemnified Party shall be entitled to indemnification under this
Article 8 only if, and only to the extent that, the aggregate Damages incurred or suffered or to be incurred or suffered exceeds Ninety Thousand Dollars ($90,000).

           (b) Maximum Liability. In no event will the aggregate Damages recoverable from the Stockholders exceed Nine Million
Dollars ($9,000,000) and the amount of Damages recoverable from any individual Stockholder shall be limited to the Pro Rata
Amount of Total Consideration it receives pursuant to this Agreement.

     8.6 Payment. The Indemnifying Party shall pay the Indemnified Party, within ten days after the final determination of liability under this Article 8, the amount of any indemnification to which the Indemnified Party is entitled, subject to Section 8.5 hereunder. Upon the payment in full of any claim, the Indemnifying Party shall be subrogated to the rights of the Indemnified Party against any person, firm or corporation with respect to the subject matter of such claim.

     8.7 Arbitration. All disputes under this Article 8 shall be settled by arbitration in Houston, Texas, before a single arbitrator pursuant to the rules of the American Arbitration Association (the "AAA"). Arbitration may be commenced at any time by any party hereto giving written notice to each other party to a dispute that such dispute has been referred to arbitration under this Section 8.7. The arbitrator shall be selected by the joint agreement of the parties, but if they do not so agree within 20 days after the date of the notice referred to in the preceding sentence, the selection shall be made pursuant to the rules from the panels of arbitrators maintained by the AAA. Any award rendered by the arbitrator shall be conclusive and binding upon the parties hereto; provided, however, that any such award shall be accompanied by a written opinion of the arbitrator giving the reasons for the award. This provision for arbitration shall be specifically enforceable by the parties, and the decision of the arbitrator in accordance herewith shall be final and binding and there shall be no right of appeal therefrom. Each party shall pay its own expenses of arbitration and the expenses of the arbitrator shall be equally shared.


                     9.  COVENANT NOT TO COMPETE

     8.8 Definitions. Capitalized terms used in this Article 9 shall have the following meanings:

           (a) "Area" shall mean the states of Texas, Alabama, Arkansas, Florida, Oklahoma, Colorado and Virginia.

           (b) "Competing Business" shall mean any business organization of whatever form engaged, either directly or indirectly, in any business or enterprise which is the same as, or substantially the same as, the Business as conducted by the Company on or before the Effective Time.

           (c) "Proprietary Information" shall mean information related to the Company or the Business (i) which derives economic value, actual or potential, from not being generally known to, or readily ascertainable by, other persons who can obtain economic value from its disclosure or use and, (ii) which is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Assuming the foregoing criteria are met, Proprietary Information includes, but is not limited to, the financial affairs, processes, services, employees, employees' compensation, research, development, existing and future products and services, product and service plans and designs, purchasing, accounting, distribution systems, marketing, formulae, compilations, programs, methods, techniques, drawings, and suppliers of the Company.

           (d) "Restricted Period" shall mean the period commencing with the Effective Time and ending on the third (3rd) anniversary thereof.

     9.2 Agreement Not to Compete. Unless otherwise consented to in writing by Morrison, the Stockholders agree that during the Restricted Period they will not, within the Area, either directly or indirectly, on their own behalf or in the service or on behalf of others, engage in any Competing Business or provide managerial, supervisory, administrative, financial or consulting services or assistance to, or own a beneficial interest in, any Competing Business except for the ownership of less than five (5%) percent of a publicly traded company.

     9.3 Agreement Not to Solicit Employees. The Stockholders agree that during the Restricted Period, they will not, without the prior written consent of Morrison, either directly or indirectly, on their own behalf or in the service or on behalf of others, solicit, divert, or hire away, or attempt to solicit, divert, or hire away, from the employment of Morrison or the Company, any exempt person employed by Morrison or the Company.

     9.4   Confidentiality.

           (a) After the Closing, the Stockholders (i) will hold the Proprietary Information in confidence, and (ii) will not use, duplicate, reproduce, distribute, disclose or otherwise disseminate the Proprietary Information. In the event that the Stockholders determine that it is required by law to disclose any Proprietary Information, the Stockholders will not make such disclosure unless (and then only to the extent that) the Stockholders have been advised by independent legal counsel that such disclosure is required by law and then only after prior written notice is given to Morrison (if reasonably practical) that such disclosure has been requested and is required by law.

           (b)  Any and all reproductions of the Proprietary
Information in the custody or control of the Stockholders will prominently display a confidentiality legend.

           (c) The Stockholders covenant and agree that on or before the Closing Date the Stockholders will destroy or will deliver to Morrison all tangible copies and embodiments of the Proprietary Information in their possession or control.

     9.5 Remedies. The parties hereto specifically acknowledge and agree that the remedy at law for breach of this Article 9 will be inadequate and that any party, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.


                10.  TERMINATION; AMENDMENTS; WAIVER

     10.1 Termination. This Agreement may be terminated, and the Transaction may be abandoned, at any time prior to the Closing Date:

           (a) by the written consent of the Stockholders and Morrison;

           (b) by Morrison or the Stockholders if, without a material breach of the terminating party, the Closing shall not have occurred on or before January 31, 1995, which date may be extended by mutual consent of Morrison and the Stockholders;

           (c) by Morrison or the Stockholders if any court of competent jurisdiction in the United States or other governmental body in the United States shall have issued an order, decree, or ruling or taken any other action restraining, enjoining, or otherwise prohibiting the Transaction and such order, decree, ruling, or other action shall have become final and nonappealable or shall be appealable only with more than commercially reasonable efforts;

           (d) by Morrison if there has been a material misrepresentation, breach of covenant or agreement by the Stockholders in their representations, warranties, covenants or agreements set forth herein; or

           (e) by the Stockholders if there has been a material misrepresentation, breach of warranty or breach of covenant or agreement by Morrison in its representations, warranties, covenants or agreements set forth herein.

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section
10.1 hereof, this Agreement shall forthwith become void and have no effect, other than the provisions of Sections 5.3(b) and 11.7, which shall survive. Nothing contained in this Section 10.2 shall relieve any party from liability for any breach of this Agreement occurring before such termination.

     10.3 Amendment. This Agreement may be amended by Morrison and the Stockholders owning Shares constituting greater than 66-2/3% of the outstanding Shares at any time but no amendment shall be made that decreases the amount or changes the type of consideration into which each Share shall be converted upon consummation of the Transaction without the approval of each of the Stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of such agreeing parties.

     10.4 Extension; Waiver. At any time before the Closing, any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto in favor of the extending party subject to Section 10.1(b) hereof, (ii) waive any inaccuracy in the representations and warranties contained herein by any other party or in any document, certificate, or writing delivered pursuant hereto by any other party and (iii), waive compliance with any of the agreements of any other party in favor of the waiving party or with any conditions to its own obligations. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party or parties to be bound thereby.


                         11.  MISCELLANEOUS

     11.1 Entire Agreement; Assignment. This Agreement, together with any confidentiality agreements between the parties hereto, (a) constitutes, with the Schedules and the Exhibits hereto, the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof and
(b) shall not be assigned by operation of law or otherwise, provided that Morrison may assign its respective rights and obligations to any direct or indirect subsidiary of Morrison, but no such assignment shall relieve Morrison of its obligations hereunder.

     11.2 Remedies. The remedies for money damages provided for in this Agreement shall be the exclusive remedies for money damages available to a party hereto for any misrepresentation, breach of warranty or representation or nonperformance or breach of a covenant, obligation or agreement hereunder, except that nothing herein shall limit any remedy available to a party for fraud.
     11.3 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

     11.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, effective and received when delivered in person or by electronic facsimile transmission, cable, telegram, telex, or a courier, or five (5) days following the date such notice is mailed by registered or certified mail (postage prepaid, return receipt requested), to the respective parties as follows:

     If to Morrison, to it at:

     Morrison Restaurants Inc.
     4721 Morrison Drive
     P.O. Box 160266
     Mobile, Alabama  36625-0001
     Telecopy:       205/344-3066
     Attention:  Pfilip G. Hunt, Esq.

     with a copy to:

     Powell, Goldstein, Frazer & Murphy
     Sixteenth Floor
     191 Peachtree Street, N.E.
     Atlanta, Georgia  30303
     Telecopy:       404/572-6999
     Attention:  Thomas R. McNeill, Esq.

     If to the Stockholders, to them at the address set forth opposite his or her name on Exhibit A attached hereto with a copy to:

     Gardere & Wynne, L.L.P.
     1601 Elm Street
     Suite 3000
     Dallas, Texas  75201
     Telecopy:       214/999-4467
     Attention:  Richard A. Tulli, Esq.


or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon actual receipt thereof).

     11.4 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     11.4 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     11.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

     11.4 Expenses. Except for not more than $50,000 of the Stockholders' expense, which shall be paid by Morrison, all costs and expenses incurred in connection with the Transaction shall be paid by the party incurring such expenses.

     11.4 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     11.4 Effective Time. The parties hereto intend that the transaction contemplated hereby, when closed on the Closing Date, shall be effective as of January 2, 1995 (the "Effective Time"), to the extent the same is consistent with applicable legal, tax, accounting, financial reporting and similar principles.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

                           MORRISON RESTAURANTS INC.

                           By: /s/ Pfilip G. Hunt
                           Title: S.V.P., General Counsel &
                           Secretary



                           STOCKHOLDERS:

                           CROSSPOINT VENTURE PARTNERS III

                           By:  /s/ John B. Mumford

                           Name:  John B. Mumford


                           /s/ Larry Lavine
                           Larry Lavine

                           /s/ Jack Lavine
                           Jack Lavine

                              EXHIBIT A

                            STOCKHOLDERS


  Stockholder:                            Address:

Crosspoint Venture Partners III      One First Street
                                     Los Altos, CA  94022
                                     Telecopy:  415/948-6172
                                     Attention:  John B. Mumford


Larry Lavine                         5641 Dyer Street
                                     Dallas, TX  75206
                                     Telecopy:  214/739-7082


Jack Lavine                          14156 Magnolia Blvd.
                                     Sherman Oaks, CA  91423
                                     Telecopy:  818/995-7476